David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

February 6, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: H. Roger Schwall

Re:	Liberty Petroleum, Inc.
Amendment No. 1 to Form F-1
Filed on November 13, 2006

                              File Number 333-137571

Ladies and Gentlemen:

Liberty Petroleum, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the registration statement on Form F-1 (the “Amendment No. 2”) in response to the Commission’s comments, dated December 1, 2006 (the “Comment Letter”), with reference to the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 13, 2006.

In addition to Amendment No. 2, the Company supplementally responds to all the Commission’s comments as follows:

General

1.            Comment: Please provide updated consents with your next amendment.

Response: The Company has provided an updated consent from its accountants, which is filed as Exhibit 23.1 to Amendment No. 2.

2.           Comment: Ensure that you fully respond to staff comments, rather than making changes at only one place in the document. For example, we note related language at pages 31 and 34 and therefore reissue comment 2. Similarly, you retain language throughout the document, including at page 5, 29 and 30, which omits the important restriction on the company’s right to repurchase the shares that was the subject of prior comment 3. Please revise.

Response: All statements regarding the price at which the shares will be offered have been revised to make clear that the shares will be offered at the stated price of $0.10 per share until the Company’s common stock becomes eligible for trading on the OTC Bulletin Board. (See “Prospectus Summary,” page 5; “The Offering”, pages 30-31; and “Determination of Offering Price,” page 34).

All descriptions of the agreements filed as exhibits 10.5, 10.6, and 10.7, which relate to the right of the Company to repurchase shares held by Paul Uppal, Greg Crowe, and Duncan Budge, have been revised to make clear that the Company’s right to repurchase such shares can be exercised only if the stockholder ceases to be a director. (See “Description of Financing Transactions,” page 5-7; “Security Ownership of Certain Beneficial Owners and Management,” page 29; “Certain Relationships and Related Transactions,” page 30; and “History of Share Capital,” page 40-41). A full description such agreements is provided in the section entitled “Material Contracts,” page 21.

3.           Comment: Revise to eliminate inconsistencies and gaps in your disclosure. For example, at pages 30 and 40 you provide different purchase prices for the shares issued in April 2005. Similarly, you need to provide greater detail regarding your particular plans for the next 12 months, including when the 12-18 month period to which you refer at page 21 began or is to begin. We may have additional comments.

Response: All statements regarding the purchase price for the shares issued on April 25, 2005 to Paul Uppal and Greg Crowe have been revised to make clear that such purchase price was $0.0001 per share.

The section entitled “Plan of Operations” (pages 22 to 24 of Amendment No. 2) and Planned Work by the Company for 2007 (page 21 of the Amendment 2) have been revised to provide greater detail regarding the Company’s particular plans for the next 12 months, including when the 12-18 month period to which the Company referred to is to begin.

4.           Comment: We note your responses to prior comments 4 and 5. If true, provide enhanced disclosure to make clear that unaffiliated stockholders have no protection against the company’s future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

Response: Under the section entitled “Risk Factors,” a new risk factor has been added as risk factor number 5, which explains that unaffiliated stockholders have no protection against the company’s future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

5.            Comment: Quantify the amount of profit each director stands to make in the event his shares are repurchased by the company. Expand the risk factor discussion relating to the potential repurchase, place it under a separate and appropriate caption, and move it so that it is among the first risk factors you discuss.

Response: Under the section entitled “Risk Factors,” a new risk factor has been added as risk factor number 5. Such risk factor highlights that, if the Company exercises its option to repurchase the shares held by Mr. Uppal or Mr. Budge at an exercise price of $0.01 per share, Mr. Uppal will make a profit equal to $158,400, and Mr. Budge will make a profit equal to $138,600. The risk factor explains that such profits will be made because the exercise price of the Company’s repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Uppal and $140,000 for the shares held by Mr. Budge, and such shares were originally purchased by the holders thereof at a purchase price of $0.0001 per share, amounting in the aggregate to $1,600 for the shares held by Mr. Uppal and $1,400 for the shares held by Mr. Budge.

Summary Financial Information

6.           Comment: Please explain why the summary financial information is qualified in its entirety by reference to your financial statements.

Response: We have revised such statement by deleting the words “in its entirety” therefrom, so that Amendment No. 2 now provides that the summary financial information “is qualified by reference to the Company’s financial statements.”

Risks Relating to Our Company, page 8

7.           Comment: Please expand your risk factor disclosures to highlight that once drilling begins, you are required to dewater the wells for a year on average before maximum methane production begins. Please explain how the requirement to dewater your wells impacts your liquidity. We note your related disclosure on page 23.

Response: Under the section entitled “Risk Factors,” a new risk factor has been added as risk factor number 4, which highlights that, even if the Company discovers coal bed methane on its property and commences the drilling of wells, the Company will not be able to generate revenues for at least an additional year thereafter, as any such wells must be dewatered for a year on average before methane production begins. Such risk factor also explains that the Company will need to raise a substantial amount of additional capital to fund its operations during the period of dewatering, and should it fail to do so, it will not be able to pursue its business plan, which would likely cause its common shares to become worthless.

Financial Statements

Nine Months Ended September 30, 2006

Note 2 – Significant Accounting Policies, page 48

8.           Comment: We note your disclosure that you use the full cost method to record your oil and gas exploration and development activities. We also note that you will expense all costs related to the exploration of oil and has claims. Please revise your disclosure to explain how you have accounted for the transactions that are reported in your financial statements and clarify the nature of the property payments and exploration expenditures which you report as expenses for the period ended September 30, 2006. Refer to paragraph 8 of AcG 16 for Canadian GAAP.

Response: The Company has revised its disclosure in note 2 to the September 30, 2006 financial statements. The Company has also clarified its accounting policies under Canadian and U.S. GAAP for both mineral exploration and oil and gas exploration in note 5 (formerly note 4) to the September 30, 2006 financial statements. The Company has amended the September 30, 2006 financial statements to reflect the capitalization of its oil and gas exploration activities and to disclose its mineral property option payment as discontinued operations.

Note 4 – United States Generally Accepted Accounting Principles, page 48

9.           Comment: We note your response to our prior comment number 20. It appears from your disclosure added in Note 4, that for Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized. Please explain why you have expensed such costs in your financial statements for the period ended September 30, 2006 under Canadian GAAP.

Response: In its previous response to your prior comment 20 the Company’s response was unclear as to whether the Company was referring to its accounting policies for mineral exploration or oil and gas exploration. The Company has clarified its accounting policies under both U.S. and Canadian GAAP in note 5 (formerly note 4) to the September 30, 2006 financial statements and has restated its oil and gas accounting policy in note 2. For its mineral exploration activities all costs have been expensed while for its oil and gas activities all costs have been capitalized as described in AcG 16 for Canadian GAAP and SAB Topic 12 for U.S. GAAP. The Company has amended the September 30, 2006 financial statements to reflect the capitalization of its oil and gas exploration activities and to disclose its mineral property option payment as discontinued operations.

10.          Comment: It appears you are citing the guidance contained in SEC Industry Guide 7. Please explain why you are referring to this guidance as it is applicable to enterprises in the mining industry. Please refer to SEC Industry Guide 2 and Rule 4-10 of Regulation S-X for US GAAP pertaining to companies in the oil and gas industry.

Response:        In June 2006 the Company discontinued its mineral exploration activities and changed its business to oil and gas exploration. In its previous response to your prior comments the Company’s response was unclear as to whether the Company was referring to its accounting policies for mineral exploration or oil and gas exploration. The Company has clarified its accounting policies under both U.S. and Canadian GAAP in note 5 (formerly note 4) to the September 30, 2006 financial statements and has restated its oil and gas accounting policy in note 2. As a result of changing its business to oil and gas exploration, the Company will now follow AcG 16 for Canadian GAAP and for U.S GAAP will refer to SEC Industry Guideline 2, Rule 4-10 of Regulation S-X, and SAB Topic 12. The Company has amended the September 30, 2006 financial statements to reflect the capitalization of its oil and gas exploration activities and to disclose its mineral property option payment as discontinued operations.

11.         Comment: Please indicate the accounting method that you use to account for your oil and gas operations under US GAAP.

Response: For U.S. GAAP, the Company follows the full cost method to account for its oil and gas operations as described under SAB Topic 12. The Company has clarified its accounting policies under both U.S. and Canadian GAAP in note 5 (formerly note 4) to the September 30, 2006 financial statements and has restated its oil and gas accounting policy in note 2. The Company has also amended the September 30, 2006 financial statements to reflect the capitalization of its oil and gas exploration activities. The Company does not believe there are any material differences between Canadian and U.S. GAAP in relation to its accounting policies for its oil and gas operations.

Period Ended December 31, 2005

Note 2 – Significant Accounting Policies

(b) Mineral Property Payments

12.         Comment: We note your response to our prior comments number 22 and are unable to agree with your conclusion. For Canadian GAAP, your response addresses mineral exploration costs. Please address the accounting under Canadian GAAP with respect to property or mineral rights acquisition costs. In addition, for U.S. GAAP purposes, please refer to the guidance of paragraph 9 of EITF 04-2, and tell us why you believe your property/ mineral rights acquisition costs should be expensed as incurred.

Response: Under Section 3061 of the Canadian Institute of Chartered Accountants Handbook acquisition costs for mining properties may be capitalized. However, the Company has determined that the option payment made by the Company does not have the characteristics of property, plant, and equipment. Therefore, the Company has expensed the mining property option payment. The Company did not own the property but merely had an option to acquire the property if certain conditions were met. In addition, given the early stage of the property, no proven reserves exist on the property. As a result, the Company determined that the option payment did not meet the criteria of property, plant, and equipment and accordingly, has expensed the payment which has been disclosed as discontinued operations at September 30, 2006. For U.S. GAAP, EITF 04-2 is in reference to the acquisition of mineral rights as part of a business combination. Paragraph 9 states that mineral rights are tangible assets and as such should be included as a separate component of property, plant, and equipment. However, the Company has determined that an option payment on an early stage property does not meet the definition of an asset as there is no assurance that the cost of the option payment could be recovered from future operations. The Company believes that expensing option payments on grassroots exploration properties is appropriate given the uncertainty regarding the future viability of an early stage property.

Note 7 – Differences between Canadian and US GAAP, page 63

13.         Comment: We note your response to our prior comment number 23. We reissue that comment in its entirety.

Response: In June 2006 the Company discontinued its mineral exploration activities and changed its business to oil and gas exploration. The Company will now follow AcG 16 for Canadian GAAP and for U.S GAAP will refer to SEC Industry Guideline 2, Rule 4-10 of Regulation S-X, and SAB Topic 12. The Company has amended the September 30, 2006 financial statements to reflect the capitalization of its oil and gas exploration activities. The Company has clarified its accounting policies under both U.S. and Canadian GAAP in note 5 (formerly note 4) to the September 30, 2006 financial statements and has restated its oil and gas accounting policy in note 2. The Company does not believe there are any material differences between Canadian and U.S. GAAP in relation to its accounting policies for its oil and gas operations.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No. 2 to Form F-1 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand marked blackline showing changes from the filing of the Company’s Amendment No. 1 to Form F-1 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc: Mr. Paul Uppal